MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securitie*[redacted]on 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1[redacted]

1. Reporting Issuer:

APF Energy Trust

Address: 2100, 144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

2. Date of Material Change:

September 26, 2003

3. Publication of the Material Change:

News Release issued: September 24, 2003
Canada Newswire

4. Summary of Material Change:

APF Energy Inc. ("APF") has acquired all of the outstanding shares of CanScot Resources Ltd. ("CanScot") in accordance with the offer of APF and APF Energy Trust (collectively, the "Offeror") to purchase all of the Common Shares of CanScot dated August 18, 2003 (the "Offer").

5. Full Description of Material Change:

On September 26, 2003, APF acquired 12,971,087 shares of CanScot in accordance with the Offer, representing approximately 96% of the CanScot Common Shares outstanding. In addition, on September 26, 2003, APF sent a notice to all remaining shareholders of CanScot pursuant to the compulsory acquisition provisions of the *Business Corporations Act* (Alberta) and has paid to CanScot the consideration that APF would have had to pay if all holders of Common Shares of CanScot had accepted the Offer. Accordingly, APF has become the holder of all the outstanding CanScot Common Shares.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not applicable.

dlw 10/23

7. **Omitted Information:**

Not applicable.

8. **Senior Officer:**

Steven G. Cloutier
President and
Chief Operating Officer
APF Energy Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 26th day of September, 2003.

Per: (Signed) "Steven Cloutier"
President and
Chief Operating Officer
APF Energy Inc., acting on behalf of APF Energy Trust

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Securities of APF Energy Trust (the "Trust") have been distributed under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and the Trust hereby certifies that in respect of a distribution effective September 26, 2003 of up to 1,461,429 trust units of the Trust in accordance with a takeover bid for all of the common shares of CanScot Resources Ltd., the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 26th day of September, 2003.

APF ENERGY INC.
For APF ENERGY TRUST

Per: (Signed) "Steven Cloutier"
Name: Steven Cloutier
Title: President

INSTRUCTIONS:

1. File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN
AY.DB

APF ENERGY ACQUIRES SHARES OF CANSCOT RESOURCES LTD.

September 24, 2003 – APF Energy Trust (the "Trust") announced today that, pursuant to the offer by APF Energy Inc. ("APF") and the Trust to acquire all of the issued and outstanding common shares (the "Shares") of CanScot Resources Ltd. ("CanScot") dated August 18, 2003 (the "Offer"), 13,012,587 Shares, representing approximately 96% of the issued and outstanding Shares, have been deposited. A total of 7,085,743 Shares were tendered for cash, while 5,926,844 Shares were tendered for Trust Units. CIBC World Markets Inc. acted as financial advisor to CanScot.

As a result, APF has taken-up all of the Shares deposited to the Offer, with payment to be made by September 26, 2003, and intends to acquire all remaining Shares of CanScot by way of a compulsory acquisition transaction pursuant to the Business Corporations Act (Alberta). Assuming the remaining Shares will be acquired for cash, APF expects to make a total cash payment of $19.7 million and issue 1,339,466 Trust Units.

The acquisition adds daily production of approximately 800 barrels of oil equivalent, comprised of 3.9 million cubic feet per day of natural gas, and 150 barrels per day of oil and natural gas liquids, and a significant inventory of coal bed methane drilling locations in Alberta and Wyoming.

APF Energy Trust is a conventional oil and gas royalty trust with producing assets in Alberta, Saskatchewan and Wyoming. Since inception in late 1996, the Trust has generated a compound annual return of 22% and has been one of the top performing income funds listed on the Toronto Stock Exchange.

For further information, please contact:
Steven Cloutier, President ▲ Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲ Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com